UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated June 5, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-273441), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out our called up share capital and the borrowings and indebtedness of Vodafone Group Plc and its subsidiaries and its equity accounted interests in joint ventures and associates (‘the Group’), at March 31, 2026.

At March 31, 2026
€million
Borrowings and indebtedness
Short-term borrowings	7,130
Short-term derivative financial instruments*	93
Total short-term borrowings	7,223

Long-term borrowings	45,506
Long-term derivative financial instruments*	1,719
Total long-term borrowings	47,225

Total borrowings and indebtedness	54,448

Capital
Called up share capital (24,328,378,589 ordinary shares allotted, issued and fully paid)	3,950
Additional paid-in capital	150,312
Treasury shares held (1,234,199,142 shares)	(6,704)
Accumulated losses	(126,532)
Accumulated other comprehensive income	29,607
Non-controlling interests	3,732

Total equity and shareholders’ funds	54,365

Total capitalization and indebtedness	108,813

* Derivative financial instruments are included within Trade and other payables.

(1)	At March 31, 2026, the Group had contingent indebtedness relating to outstanding financial guarantees, performance and other payment bonds totaling €1,897 million. This primarily included Vodafone Group Plc’s guarantee of the Group’s 50% share in a multicurrency loan facility, amounting to US$0.5 billion and €0.6 billion which forms part of the Group’s overall joint venture investment in TPG Telecom Ltd.

(2)	At March 31, 2026, the Group had cash and cash equivalents of €8,982 million, short-term investments of €3,431 million, non-current investments in sovereign securities of €915 million, collateral assets of €1,169 million and €2,975 million of derivative financial instruments included in Trade and other receivables, resulting in total net borrowings and indebtedness of €36,976 million.

(3)	On 5 May 2026, the Group announced that it had reached an agreement for the buyout of CK Hutchison Group Telecom Holding Limited’s (‘CKHGT’) 49% interest in VodafoneThree Holdings Limited (‘VodafoneThree’) for £4.3 billion (€4.9 billion) cash, implemented through a cancellation of CKHGT’s shares. Following the completion of the transaction, the Group will be the sole owner of VodafoneThree.

(4)	Other than the movements in foreign exchange rates and the financial performance for the period to date, there has been no material change in the capitalization and indebtedness of the Group since March 31, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 5, 2026

By:	/s/ J Stead
Name: Jamie Stead
Title: Group Treasury Director